UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
June 15, 2021
___________________________
Commission File Number: 001-39007
____________________________________________
Borr Drilling Limited
____________________________________________
S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11 Bermuda
+1 (441) 737-0152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K is our Unaudited Interim Financial Report for the three months ended March 31, 2021.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-254525) which was filed with the U.S. Securities and Exchange Commission ("the Commission") on March 19, 2021.

Exhibits

99.1 Unaudited Interim Financial Report for the three months ended March 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Borr Drilling Limited
(Registrant)

	By:	/s/ Patrick Schorn
	Name:	Patrick Schorn
June 15, 2021	Title:	Principal Executive Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this report and any other written or oral statements made by us or on our behalf relating to the contents of this report, include forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, outlook, prospects, and trends, including contract backlog, expected contracting and operation of our jack-up rigs, drilling contracts and contract terms including expected commencement date and duration and potential extension of contracts, expectations with respect to contracting available rigs and new tenders, plans regarding rig deployment, expectation about converting letter of intents/letter of acceptance/letter of awards into contracts, statements with respect to newbuilds, including expected delivery dates, statements with respect to our joint venture entities, or JVs, including plans and strategy and expected payments from our JVs’ customers, our commitment to safety and the environment; statements as to industry trends, including activity levels in the jack-up rig and oil industry, day rates, demand for and expected utilization of rigs, expectations as to the role of the Company in any industry consolidation, expected recovery of demand and oil price trends, the impact of the COVID-19 outbreak, statements as to expected trends in the global fleet of shall water rigs, statements as to competitiveness of modern rigs, statements about our expected sources of liquidity and funding requirements, and statements in this report under the heading "Going Concern" in the following operating and financial review and prospects discussion and "Going concern in Note 1 of the Unaudited Condensed Consolidated Financial Statements".

The forward-looking statements in this document are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. These assumptions are inherently subject to significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements include: risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations, including payment or approval of invoices, risks relating to industry conditions and tendering activity, risks relating to our liquidity, risks that the expected liquidity improvements do not materialize and other risks relating to our liquidity requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sales of assets, risks relating to our loan agreements, including the agreements we have reached with our secured lenders, and other debt instruments, including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations and obligations under rig purchase contracts and our other obligations as they fall due, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks described in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC). Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. You should read this report, and our most recent Annual Report on Form 20-F as well as other materials that we have filed with or furnished with the SEC, with this cautionary note in mind, and with the understanding that our actual future results may be materially different from what we expect.

Exhibit 99.1

Management Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2021 and 2020. Unless the context indicates otherwise, "Borr Drilling," the "Company," the "Registrant," "we," "us," "Group," "our," and words of similar nature, all refer to Borr Drilling Limited or any one or more of its consolidated subsidiaries. Unless otherwise indicated, all reference to "USD" and "$" in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, included definitions of certain terms used herein, please see our annual report on Form 20-F for the year ended December 31, 2020, which was filed with the Commission on April 30, 2021.

Overview

We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and productions customers.

Operating and Financial Review

Set forth below is selected financial information for the three months ended March 31, 2021 and 2020.

	Three months ended March 31,
In $ millions	2021	2020	Change	% Change
Total operating revenues	48.4	104.1	(55.7)	(54)%
(Loss) / gain on disposals	(0.1)	0.3	(0.4)	(133)%
Rig operating and maintenance expenses	(48.8)	(70.4)	21.6	(31)%
Depreciation of non-current assets	(28.4)	(32.4)	4.0	(12)%
Impairment of non-current assets	—	(18.4)	18.4	(100)%
General and administrative expenses	(11.7)	(10.0)	(1.7)	17%
Total operating expenses	(88.9)	(131.2)	42.3	(32)%
Operating Loss	(40.6)	(26.8)	(13.8)	51%
Income / (loss) from equity method investments	16.0	(2.8)	18.8	(671)%
Total financial expenses, net	(27.5)	(51.2)	23.7	(46)%
Loss before income taxes	(52.1)	(80.8)	28.7	(36)%
Income tax expense	(2.3)	(6.2)	3.9	(63)%
Net loss	(54.4)	(87.0)	32.6	(37)%

Three months period ended March 31, 2021 compared with the three months period ended March 31, 2020

Net loss decreased by $32.6 million to $54.4 million for the three months ended March 31, 2021 compared to $87.0 million. The decrease is a result of the following individual variances:

Total operating revenues: Total operating revenues decreased by $55.7 million to $48.4 million for the three months ended March 31, 2021 compared to $104.1 million for the same period in 2020. The decrease is primarily a result of a decreased number of our rigs in operation as well as a decrease in related party revenue. The decrease in related party revenue is primarily a result of an amendment made to our Mexico joint venture agreements regulating the standby rates charged for the rigs operating in the joint ventures.

(Loss) / gain on disposals: (Loss) / gain on disposals decreased by $0.4 million to $(0.1) million for the three months ended March 31, 2021 compared to $0.3 million for the same period in 2020. The loss on disposal for the three month ended March 31, 2021 relates to the loss on the sale of the "Balder", whereas the gain on disposal for the three months ended March 31, 2020 relates to the gain on sale of the disposal of scrap assets of $0.6 million offset by the loss on sale of the rig "B391" of $0.3 million.

Rig operating and maintenance expenses: Rig operating and maintenance expenses decreased by $21.6 million to $48.8 million for the three months ended March 31, 2021 compared to $70.4 million for the same period in 2020. The decrease is a result of a decreased number of our rigs in operation.

Depreciation of non-current assets: Depreciation of non-current assets decreased by $4.0 million to $28.4 million for the three months ended March 31, 2021 compared to $32.4 million for the same period in 2020. The decrease is a result of a decrease in the number of jack-up rigs from 27 as at March 31, 2020 to 23 as at March 31, 2021.

Impairment of non-current assets: Impairment was nil for the three months ended March 31, 2021 compared to $18.4 million for the same period in 2020. For the three months ended March 31, 2020, the Company recognized an impairment charge as we entered into an agreement to sell the semi-submersible "MSS1", which was built in 1981.

General and administrative expenses: General and administrative expenses increased by $1.7 million to $11.7 million for the three months ended March 31, 2021 compared to $10.0 million for the same period in 2020. The increase is a result of an increase in corporate costs.
Income / (loss) from equity method investments: Income / (loss) from equity method investments increased by $18.8 million to $16.0 million for the three months ended March 31, 2021 compared to $(2.8) million for the same period in 2020. The increase is primarily a result of increased activity and stronger performance in our integrated well services joint ventures in the three months ended March 31, 2021 compared to the same period in 2020, as operations increased from two to five wells being drilled simultaneously during the first half of 2020. In addition, our integrated well services joint ventures had a strong operational performance in the first quarter of 2021, successfully completing several wells ahead of schedule and budget. This led to an increase of $42.3 million in net income in our integrated well services joint ventures. These increases were partly offset by lower standby rates following an amendment made to our joint venture agreement in the first quarter of 2021.
Total financial expenses, net: Total financial expenses, net, decreased by $23.7 million to $27.5 million for the three months ended March 31, 2021 compared to $51.2 million for the same period in 2020. The overall decrease is principally due to the loss on forward contract of $26.8 million recognized in the three months ended March 31, 2020 which related to a forward contract to acquire 4.2 million shares in Valaris plc. On April 30, 2020, we purchased our forward contract asset and settled in full our forward contract liability position and took delivery of the shares in Valaris plc which were subsequently sold in 2020.
Income tax expense: Income tax expense decreased by $3.9 million to $2.3 million for the three months ended March 31, 2021 compared to $6.2 million for the same period in 2020. The decrease is a result of reduced rig operational activity.
Adjusted EBITDA: Adjusted EBITDA decreased by $36.1 million to $10.7 million (loss) for the three months ended March 31, 2021 compared to $25.4 million for the same period in 2020. The Adjusted EBITDA metric increases comparability of total business performance from period to period and against the performance of other companies.

	Three months ended March 31,
In $ millions	2021	2020	Change	% Change
Net loss	(54.4)	(87.0)	32.6	(37)%
Depreciation of non-current assets	28.4	32.4	(4.0)	(12)%
Impairment of non-current assets	—	18.4	(18.4)	(100)%
(Income) / loss from equity method investments	(16.0)	2.8	(18.8)	(671)%
Total financial expenses, net	27.5	51.2	(23.7)	(46)%
Income tax	2.3	6.2	(3.9)	(63)%
Amortization of mobilization costs	3.5	4.5	(1.0)	(22)%
Amortization of mobilization revenue	(2.0)	(3.1)	1.1	(35)%
Adjusted EBITDA	(10.7)	25.4	(36.1)	(142)%

Liquidity and Capital Resources

Historically, we have met our liquidity needs principally from proceeds from equity offerings and our convertible bonds, cash generated from operations, available funds under our Financing Arrangements, including the shipyard delivery Financing Arrangements relating to our newbuild rigs and sales of non-core assets.

On January 22, 2021, we conducted a private placement of $46 million by issuing 54,117,647 new depository receipts, representing the beneficial interests in the same number of our underlying common shares, at a subscription price of $0.85 per share.

As of March 31, 2021, we had cash and cash equivalents of $49.0 million. Since March 31, 2021, certain transactions impacting our cash flows in addition to net cash generated from (and used in) operations are as follows:

Payments of:
•$6.8 million in relation to the interest payment on our convertible bond;

Receipts of:
•$1.0 million in relation to the settlement of a claim;
•$7.5 million in relation to payments from our joint ventures in the form of repayment of outstanding receivables and funding.

Borrowing Activities

Key Borrowing Facilities

Our loan financing arrangements include our Hayfin Term Loan Facility, Syndicated Senior Secured Credit Facilities, and New Bridge Revolving Credit Facility agreements which were entered into in June 2019 and which collectively provided $745 million in financing, which we used to refinance our then existing loan facilities. We agreed amendments to our secured facilities with our secured lenders in June 2020 and agreed further amendments with our secured lenders in January 2021. The key amendments from January 2021 are as follows:

	Hayfin Term Loan Facility	Syndicated Senior Secured Credit Facilities	New Bridge Revolving Credit Facility
Maturity dates	Extended to January 2023	Extended to January 2023	Extended to January 2023
Amortizations	Not applicable	Extended to January 2023	Extended to January 2023
Interest payments	Not amended	Q3 2020 and Q4 2020 interest payments deferred by one year to 2021	Q3 2020 and Q4 2020 interest payments deferred by one year to 2021
Extension fees	1% of total commitments ($1.95 million), added to the loan principal.	1% of total commitments ($2.7 million), added to the loan principal.	1% of total commitments ($0.3 million), added to the loan principal
Covenant terms:
Minimum liquidity requirements	Not amended	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022
Restricted cash requirements	No requirement through to September 2021. From October 1, 2021 - three months interest payments for rigs which are not operating on a contract	Not applicable	Not applicable
Debt service cover ratio	Not applicable	Waived until final maturity	Waived until final maturity
Book to equity ratio 2021	Not applicable	25%	25%
Book to equity ratio 2022	Not applicable	30%	30%
Book to equity ratio 2023	Not applicable	35%	35%
Value to loan ratio (1)	140%	140%	140%
(1) ratio of market values of rigs to the aggregate outstanding facility amount and any undrawn uncancelled part of the facility.

In addition, our delivery financing agreements include our PPL Newbuild Financing which was entered into in June 2017 and which provides delivery financing for a portion of the purchase price equal to $87.0 million for each of the nine rigs associated with the financing agreement as well as our Keppel H & V Financing which was entered into in May 2018 and which provides delivery financing for a portion of the purchase price equal to $90.9 million for each of the three delivered rigs and $77.7 million for each of the two undelivered rigs. We agreed to amendments to our delivery financing agreements in June 2020 and further amendments in January 2021. The key amendments from January 2021 are as follows:

	PPL Newbuild Financing	Keppel H & V Financing
Interim payments required 2021	$6 million	$6 million
Interim payments required 2022	$12 million	$12 million
Maturity	Date for repayment of the seller's credit on the rigs are amended to May 2023	The loans for the three delivered rigs are extended by one year, until 2025 and 2026
Interest payments	Deferred until March 2023	First interest payment date deferred from third anniversary to May 2023 and second interest payment date deferred to the fourth anniversary of each loan (delivered rigs)
Covenant terms:
Minimum liquidity requirements	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022	Not applicable
Value to loan	Requirement to provide additional security if the value of any rigs fall below $70 million in 2021, $75 million in 2022 or $80 million thereafter	Not amended

For the Keppel H & V Financing, in addition to the above, the delivery dates for the five undelivered rigs were extended as follows for the Tivar (May 2023), Vale (July 2023), Var (September 2023), Huldra (October 2023) and Heidrun (December 2023). All purchase price installments, holding costs and cost cover payments in respect of the five undelivered rigs were deferred until 2023 other than the interim payments above required in 2021 and 2022.

Cash Flows

	Three months ended March 31,
In $ millions	2021	2020	Change	% Change
Net cash used in operating activities	(16.7)	(5.3)	(11.4)	215%
Net cash provided by / (used in) investing activities	1.7	(21.2)	22.9	(108)%
Net cash provided by financing activities	44.8	5.0	39.8	796%
Net increase / (decrease) in cash and cash equivalents	29.8	(21.5)	51.3	(239)%
Cash and cash equivalents at beginning of period	19.2	128.5	(109.3)	(85)%
Cash and cash equivalents at end of period	49.0	107.0	(58.0)	(54)%

Net cash used in operating activities decreased by $11.4 million to $16.7 million for the three months ended March 31, 2021 compared to $5.3 million for the same period in 2020, primarily due to the timing of working capital movements and a decrease in revenue.

Net cash provided by investing activities of $1.7 million for the three months ended March 31, 2021 is comprised of:
•$1.4 million from the proceeds of the sale of the "Balder";
•$3.1 million in net distributions from our equity investments as a result of the return in previous shareholder funding.

This was partially offset by:
•$2.8 million in additions to jack-up rigs as activation costs.

Net cash used in investing activities of $21.2 million for the three months ended March 31, 2020 is comprised of:
•$8.7 million in additional contributions to our equity investments which includes $5.8 million to Perfomex, $2.8 million to Perfomex II and $0.1 million to Opex;
•$3.5 million in additions to newbuildings, which includes $0.9 million in additions and $2.6 million in capitalized interest;
•$11.0 million in additions to jack-up rigs.

This was partially offset by:
•$2.0 million from the proceeds of the sale of "HZ1" which was acquired as part of the Paragon Transaction in 2018.

Net cash provided by financing activities of $44.8 million for the three months ended March 31, 2021 is a result of the proceeds, net transaction costs, from the January 2021 equity offering.

Net cash provided by financing activities of $5.0 million for the three months ended March 31, 2020 is a result of the draw down on the New Bridge Revolving Credit Facility.

Cash interest paid, net of capitalized interest was $9.5 million for the three months ended March 31, 2021 and $3.7 million ($6.3 million gross of capitalized interest) for the same period in 2020.

Going concern assumption
We are experiencing the impact of current unprecedented market conditions as a result of the global market reaction to the COVID-19 pandemic, together with uncertainty around the extent and timing for an economic recovery. Our customers have reacted to this crisis by significantly reducing their spending, which resulted in a weakened demand combined with pricing pressure for our services. At this stage we cannot predict with reasonable accuracy the impact of these extreme market conditions on the Company as well as the timeliness of payments from our customers, particularly in Mexico. While our recent amendments to our credit facilities and newbuild deliveries in January 2021, and concurrent equity raise, have stabilized our liquidity situation in a base case scenario through 2022, we have limited ability to respond to negative incidents or multiple downside scenarios, without additional financing or by raising further capital. Therefore, we have concluded that there exists substantial doubt over our ability to continue as a going concern. The financial statements included in this report do not include any adjustments that might result from the outcome of this uncertainty.

Refer to Note 1 to our Unaudited Condensed Consolidated Financial Statements included herein for our going concern assessment.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with U.S. GAAP, this report contains references to the non-GAAP financial measure, Adjusted EBITDA. We believe the non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net loss attributable to shareholders of Borr Drilling Limited	Net loss adjusted for: depreciation and impairment of non-current assets, amortization of contract backlog, income/(loss) from equity method investments, interest income, interest capitalized to newbuildings, foreign exchange loss (gain), net, other financial expenses, interest expense, gross, change in unrealized loss on call spread transactions , (loss)/gain on forward contracts, gain from bargain purchase, amortized mobilization costs, amortized mobilization revenue, and income tax expense	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements and removing the impact of depreciation, financing and tax items.

Borr Drilling Limited

Borr Drilling Limited
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	3 months ended March 31, 2021	3 months ended March 31, 2020
Operating revenues
Dayrate revenue	4	47.4	93.3
Related party revenue	4, 17	1.0	10.8
Total operating revenues		48.4	104.1
		—	—
(Loss) / gain on disposal	12	(0.1)	0.3

Operating expenses
Rig operating and maintenance expenses		(48.8)	(70.4)
Depreciation of non-current assets	12	(28.4)	(32.4)
Impairment of non-current assets	12	—	(18.4)
General and administrative expenses		(11.7)	(10.0)
Total operating expenses		(88.9)	(131.2)
		—
Operating loss		(40.6)	(26.8)
		—
Income/(loss) from equity method investments	6	16.0	(2.8)

Financial income (expenses), net		—	—
Interest income		—	0.2
Interest expense, net of amounts capitalized		(21.8)	(21.6)
Other financial expenses, net	7	(5.7)	(29.8)
Total financial expenses, net		(27.5)	(51.2)
		—	—
Loss before income taxes		(52.1)	(80.8)
Income tax expense	8	(2.3)	(6.2)
Net loss attributable to shareholders of Borr Drilling Limited		(54.4)	(87.0)
Total comprehensive loss attributable to shareholders of Borr Drilling Limited		(54.4)	(87.0)

Basic and diluted loss per share	9	(0.21)	(0.79)
Weighted-averages shares outstanding		256,820,825	110,818,351
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Balance Sheets
(In $ millions)

	Notes	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		49.0	19.2
Trade receivables	10	24.0	22.9
Jack-up drilling rigs held for sale	12	—	4.5
Prepaid expenses		7.7	6.4
Deferred mobilization and contract preparation costs	5	4.4	5.7
Accrued revenue	5	15.8	20.3
Tax retentions receivable		10.5	10.5
Due from related parties	17	30.3	34.9
Other current assets	11	12.8	16.4
Total current assets		154.5	140.8
		—	—
Non-current assets		—	—
Property, plant and equipment		5.2	5.6
Jack-up rigs	12	2,799.5	2,824.6
Newbuildings		135.5	135.5
Equity method investments	6	75.6	62.7
Other non-current assets	13	2.4	1.9
Total non-current assets		3,018.2	3,030.3
Total assets		3,172.7	3,171.1
		—	—
LIABILITIES AND EQUITY
Current liabilities
Trade payables		12.5	20.4
Accrued expenses		52.9	51.7
Other current liabilities	14	24.3	23.9
Total current liabilities		89.7	96.0
		—	—
Non-current liabilities		—	—
Long-term debt	15	1,908.3	1,906.2
Other liabilities		18.3	19.7
Long-term accrued interest	15	57.2	41.1
Onerous contracts	16	71.3	71.3
Total non-current liabilities		2,055.1	2,038.3
Total liabilities		2,144.8	2,134.3

Shareholders’ Equity		0.0	0.0
Common shares of par value $0.05 per share: authorized 290,000,000 (2020: 238,653,846) shares, issued 274,436,351 (2020: 220,318,704) shares and outstanding 273,526,900 (2020: 218,858,990) shares	19	13.8	11.0
Additional paid in capital		1,979.5	1,947.2
Treasury shares		(15.8)	(26.2)
Accumulated deficit		(949.6)	(895.2)
Total equity		1,027.9	1,036.8
Total liabilities and equity		3,172.7	3,171.1
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
(In $ millions)

	Notes	3 months ended March 31, 2021	3 months ended March 31, 2020
Cash Flows from Operating Activities
Net loss		(54.4)	(87.0)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock options		0.7	0.6
Depreciation of non-current assets	12	28.4	32.4
Impairment of non-current assets		—	18.4
Loss / (gain) on disposal of assets	12	0.1	(0.3)
Amortization of deferred finance charges	15	1.1	1.1
Effective Interest rate adjustments	15	1.0	2.1
Change in fair value of financial instruments	7	—	29.0
(Income) / loss from equity method investments	6	(16.0)	2.8
Deferred income tax	8	(0.3)	1.1
Change in assets and liabilities:
Amounts due to/from related parties	17	4.6	(9.4)
Accrued expenses		1.2	(2.2)
Long-term accrued interest		16.1	—
Other current and non-current assets		7.1	(3.4)
Other current and non-current liabilities		(6.3)	9.5
Net cash used in operating activities		(16.7)	(5.3)
		—	—
Cash Flows from Investing Activities
Proceeds from sale of fixed assets	12	1.4	2.0
Investments in equity method investments	6	3.1	(8.7)
Additions to newbuildings		—	(3.5)
Additions to jack-up rigs	12	(2.8)	(11.0)
Net cash provided by/(used) in investing activities		1.7	(21.2)
		—	—
Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance cost	19	44.8	—
Proceeds, net of deferred loan cost, from issuance of long-term debt	15	—	5.0
Net cash provided by financing activities		44.8	5.0
		—	—
Net (decrease) increase in cash, cash equivalents and restricted cash		29.8	(21.5)
Cash, cash equivalents and restricted cash at the beginning of the period		19.2	128.5
Cash, cash equivalents and restricted cash at the end of period		49.0	107.0
		0	0
		0	0
Supplementary disclosure of cash flow information		—
Interest paid, net of capitalized interest		(9.5)	(3.7)
Income taxes paid, net		(0.8)	(3.5)
Issuance of long-term debt as non-cash settlement for newbuild delivery installment		—	90.9
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

In millions of $	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated Deficit	Non-controlling interest	Total equity
Balance as at December 31, 2019	110,818,351	5.6	(26.2)	1,891.2	(576.7)	0.2	1,294.1
ASU 2016-13 - Measurement of credit losses	—	—	—	—	(2.9)	—	(2.9)
Adjusted balance at January 1, 2020	110,818,351	5.6	(26.2)	1,891.2	(579.6)	0.2	1,291.2
Share-based compensation	—	—	—	0.6	—	—	0.6
Total comprehensive loss	—	—	—	—	(87.0)	—	(87.0)
Other, net	—	—	—	—	1.5	—	1.5
Balance as at March 31, 2020	110,818,351	5.6	(26.2)	1,891.8	(665.1)	0.2	1,206.3

In millions of $	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated Deficit	Non-controlling interest	Total equity
Balance as at December 31, 2020	218,858,990	11.0	(26.2)	1,947.2	(895.2)		1,036.8
Issue of common shares	54,117,647	2.8	—	43.2	—	—	46.0
Equity issue costs	—	—	—	(1.2)	—	—	(1.2)
Share based compensation	550,263	—	10.4	(9.7)	—	—	0.7
Total comprehensive loss	—	—	—	—	(54.4)	—	(54.4)
Balance as at March 31, 2021	273,526,900	13.8	(15.8)	1,979.5	(949.6)	—	1,027.9
See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1 - General Information
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the Oslo Stock Exchange and since July 31, 2019, on the New York Stock Exchange under the ticker BORR. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. As of March 31, 2021, we had 23 jack-up rigs, including 11 rigs “warm stacked” and had agreed to purchase five additional premium jack-up rigs under construction. Of the total fleet of 28 jack-up drilling rigs, five jack-up drilling rigs are scheduled for delivery in 2023.
As used herein, and unless otherwise required by the context, the term “Borr Drilling” refers to Borr Drilling Limited and the terms “Company,” “Borr”, “we,” “Group,” “our” and words of similar nature refer to Borr Drilling and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.
Going concern
The unaudited condensed consolidated financial statements have been prepared on a going concern basis.
We are experiencing the impact of current unprecedented market conditions as a result of the global market reaction to the COVID-19 pandemic, together with uncertainty around the extent and timing for an economic recovery. Our customers have reacted to this crisis by significantly reducing their spending, which resulted in a weakened demand combined with pricing pressure for our services. At this stage we cannot predict with reasonable accuracy the impact of these extreme market conditions on the Company as well as the timeliness of payments from our customers, particularly in Mexico. While our recent amendments to our credit facilities and newbuild deliveries in January 2021, and concurrent equity raise, have stabilized our liquidity situation in a base case scenario through 2022, we have limited ability to respond to negative incidents or multiple downside scenarios, without additional financing or by raising further capital. Therefore, we have concluded that there exists substantial doubt over our ability to continue as a going concern.
To help manage our downside scenario risk, in January 2021, we amended certain of our shipyard financing agreements, whereby we agreed to pay $12.0 million in 2021 and $24.0 million in 2022, to our shipyards, in order to defer debt amortization, interest payments and maturity payments (including deposits for five newbuild rigs) into 2023. As a condition of these agreements, we raised a gross amount of $46 million in new equity in January 2021. The shipyard agreements, and new equity, satisfied the conditions precedent to executed certain amendments to our Syndicated Senior Secured Credit Facility, Hayfin Term Loan Facility and New Bridge Revolving Credit Facility, which extended their respective maturities to January 2023 and provided various other amendments.
We will continue to explore additional financing opportunities and strategic sale of a limited number of modern jack-ups in order to further strengthen the liquidity of the Company. While we have confidence that these actions will enable us to better manage our liquidity position, and we have a track record of delivering additional financing and selling rigs, there is no guarantee that any additional financing or sale measures will be concluded successfully.

Note 2 - Accounting Policies
Basis of accounting
The unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited condensed consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2020, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 30, 2021. The amounts are presented in millions of United States dollar ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, all adjustments necessary for a fair statement are reflected in the interim periods presented.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements for the three months ended March 31, 2021 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2020.
Use of estimates
Preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of material contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards

In August 2018, the FASB issued ASU 2018-14 Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20). The amendments in this ASU remove certain disclosure requirements and introduce new ones including an explanation of the reasons for significant gains and losses relating to changes in the projected benefit obligation, plan assets to be returned to the entity and accumulated benefit obligation in excess of the fair value of related funding assets. These amendments to disclosures’ requirements are mandated for defined benefit plans from January 1, 2021. There was no impact resulting from these amendments on our unaudited condensed consolidated financial statements or related disclosures as presented in this interim set of accounts for the three months ended March 31, 2021.

In December 2019, the FASB issued ASU 2019-19 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments remove certain exceptions previously available and provides additional calculation rules to help simplify the accounting for income taxes. These amendments are effective from January 1, 2021. There was no impact resulting from these amendments on our unaudited condensed consolidated financial statements or related disclosures as presented in this interim set of accounts for the three months ended March 31, 2021.

Accounting pronouncements that have been issued but not yet adopted

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and ASU 2021-01 Reference Rate Reform (Topic 848)	The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to modifications that occur after December 31, 2022.	January 1, 2022	Under evaluation
ASU 2020-06 Debt - Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging - Contracts in Entity's Own Equity (Topic 815)	The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260.	January 1, 2022	Under evaluation

Note 4 - Segment Information
We have two operating segments: operations performed under our dayrate model (which includes rig charters and ancillary services) and operations performed under the Integrated Well Services ("IWS") model. IWS operations are performed by our joint venture entities Opex and Akal (see note 6). Our Chief Operating Decision Maker (our Board of Directors) reviews financial information provided as an aggregate sum of assets, liabilities and activities that exist to generate cash flow, by our two operating segments.
The following presents financial information by segment for the 3 months ended March 31, 2021:

(In $ millions)	Dayrate	IWS	Reconciling items (1)	Consolidated total
Revenue	47.4	159.5	(159.5)	47.4
Related party revenue	1.0	0.0	0.0	1.0
Intersegment revenue	32.6	0.0	(32.6)	0.0
Loss on disposal	0.0	0.0	(0.1)	(0.1)
Rig operating and maintenance expenses	(78.4)	(98.0)	127.6	(48.8)
Intersegment expenses	0.0	(32.6)	32.6	0.0
Depreciation of non-current assets	(27.9)	0.0	(0.5)	(28.4)
General and administrative expenses	0.0	0.0	(11.7)	(11.7)
Income from equity method investments	0.0	0.0	16.0	16.0
Operating (loss)/income including equity method investment	(25.3)	28.9	(28.2)	(24.6)

Total assets	3,372.7	453.2	(653.2)	3,172.7

The following presents financial information by segment for the 3 months ended March 31, 2020:

(in $ millions)	Dayrate	IWS	Reconciling items (1)	Consolidated total
Revenue	93.3	49.9	(49.9)	93.3
Related party revenue	10.8	0.0	0.0	10.8
Intersegment revenue	30.8	0.0	(30.8)	0.0
Gain on disposal	0.0	0.0	0.3	0.3
Rig operating and maintenance expenses	(101.4)	(22.3)	53.4	(70.4)
Intersegment expenses	0.0	(30.8)	30.8	0.0
Depreciation of non-current assets	(32.0)	0.0	(0.4)	(32.4)
Impairment of non-current assets	(18.4)	0.0	0.0	(18.4)
General and administrative expenses	0.0	0.0	(10.0)	(10.0)
Loss from equity method investments	0.0	0.0	(2.8)	(2.8)
Operating (loss)/income including equity method investment	(16.9)	(3.2)	(9.4)	(29.6)

Total assets	3,425.0	95.0	(190.8)	3,329.1
(1) General and administrative expenses and depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income / (loss) and are included in "Reconciling items." The full operating results included above for our equity method investments are not included within our consolidated results and thus are deducted under "Reconciling items" and replaced with our Income from equity method investments (see note 6 for additional information).
Geographic data
Revenues are attributed to geographical location based on the country of operations for drilling activities, and thus the country where the revenues are generated.
The following presents our revenues by geographic area:

	3 months ended March 31, 2021	3 months ended March 31, 2020
(In $ millions)
South East Asia	26.9	18.9
Europe	13.9	28.6
West Africa	7.2	35.6
Mexico	0.4	10.8
Middle East	—	10.2
Total	48.4	104.1

Major customers
The following customers accounted for more than 10% of our dayrate revenues:

	3 months ended March 31, 2021	3 months ended March 31, 2020
(In % of operating revenues)
PTT Exploration and Production Public Company Limited	37%	—%
CNOOC Petroleum Europe Limited	19%	—%
Roc Oil Company Pty Limited (ROC)	15%	—%
ExxonMobil	4%	16%
Spirit Energy Production UK Limited	—%	13%
Total	75%	29%

Fixed Assets — Jack-up rigs (1)
The following presents the net book value of our jack-up rigs by geographic area:

	As of March 31, 2021	As of December 31, 2020
(In $ millions)
South East Asia	1,266.5	1,277.4
Mexico	687.1	693.5
West Africa	582.6	587.3
Europe	263.3	266.4
Total	2,799.5	2,824.6
(1) The fixed assets referred to in the table above exclude assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenues or operating profits generated by such assets during the associated periods.

Note 5 - Contracts with Customers

Contract Assets and Liabilities

Accrued revenue is classified as a current asset. When the right to consideration becomes unconditional based on the contractual billing schedule, accounts receivable are recognized. Payment terms on invoice amounts are typically 30 days.

Deferred mobilization and contract preparation revenue include payments received for mobilization as well as rig preparation and upgrade activities, which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.

The following presents our contract assets and liabilities from our contracts with customers:

	March 31, 2021	December 31, 2020
(In $ millions)
Accrued revenue	15.8	20.3
Current contract assets	15.8	20.3

Deferred mobilization and contract preparation revenue (1)	(0.9)	(2.6)
Current contract liability	(0.9)	(2.6)

(1) Deferred mobilization and contract preparation revenue is included in "Other current liabilities" in our Unaudited Consolidated Balance Sheets.

Accrued revenue decreased by $4.5 million to $15.8 million for the three months ended March 31, 2021 from $20.3 million as at December 31, 2020 as a result of $40.9 million in accrued revenue for the period, offset by $45.4 million of accrued revenue which was billed to customers.

Deferred mobilization and contract preparation revenue decreased by $1.7 million to $0.9 million for the three months ended March 31, 2021 from $2.6 million as at December 31, 2020 as a result of $2.0 million in amortization for the period offset by $0.3 million of cash received for mobilization and contract preparation, excluding amounts recognized as revenue.

Timing of Revenue

The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time.

	3 months ended March 31, 2021	3 months ended March 31, 2020
(In $ millions)
Over time	43.7	90.4
Point in time	3.7	2.9
Total	47.4	93.3

Contracts Costs

Deferred mobilization and contract preparation costs relate to costs incurred to prepare a rig for contract and delivery or to mobilize a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilization costs, and recognize such costs on a straight‑line basis, consistent with the general pace of activity, in rig operating and maintenance costs over the estimated firm period of the drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process.

Deferred mobilization and contract preparation costs decreased by $1.3 million to $4.4 million for the three months ended March 31, 2021, from $5.7 million as of December 31, 2020 as a result of amortization during the period of $3.5 million, offset by $2.2 million in additional deferred costs relating to the contract preparations of the Norve and Idun.

Practical Expedient

We have applied the disclosure practical expedient in ASC 606-10-50-14A(b) and have not included estimated variable consideration related to wholly unsatisfied performance obligations or to distinct future time increments within our contracts, including dayrate revenue. The duration of our performance obligations varies by contract.

Note 6 - Equity Method Investments
During 2019 we entered into a joint venture with Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) to provide integrated well services to Petróleos Mexicanos (“Pemex”). This involved Borr Mexico Ventures Limited (“BMV”) subscribing to 49% of the equity of Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”). CME’s wholly owned subsidiary, Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”) owns 51% of each of Opex and Akal.
We provide five jack-up rigs on bareboat charters to two other joint venture companies, Perfomex and Perfomex II, which are owned in the same proportion as Opex and Akal. Perfomex and Perfomex II provide the jack-up rigs under traditional dayrate drilling and technical service agreements to Opex and Akal. Opex and Akal also contract technical support services from BMV, management services from Operadora and well services from specialist well service contractors (including an affiliate of one of our former principal shareholders Schlumberger Limited) and logistics and administration services from Logística y Operaciones OTM, S.A. de C.V, an affiliate of CME. This structure enables Opex and Akal to provide bundled integrated well services to Pemex. The potential revenue earned is fixed under each of the Pemex contracts, while Opex and Akal manage the drilling services and related costs on a per well basis. We are also obligated, as a 49% shareholder, to fund any capital shortfall in Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholder Agreements.
The below tables sets forth the results from these entities, on a 100% basis, for the 3 months ended March 31, 2021 and 2020:

	3 months ended March 31, 2021				3 months ended March 31, 2020
In $ millions	Perfomex	Opex	Akal	Perfomex II	Perfomex	Opex	Akal	Perfomex II
Revenue	22.5	114.7	44.8	10.1	28.1	40.6	9.2	2.7
Operating expenses	(20.3)	(84.7)	(46.0)	(9.3)	(27.1)	(41.9)	(11.2)	(4.0)
Net (loss) / income	(1.5)	29.9	7.1	(0.4)	0.4	(3.3)	(2.0)	(0.9)
Revenue in OPEX and Akal is recognized on a percentage of completion basis under the cost input method. The services OPEX and Akal deliver are to a single customer, Pemex, and involves delivering integrated well services with payment upon the completion of each well in the contract. Revenue in Perfomex and Perfomex II is recognized on a day rate basis on a contract with Opex and Akal, consistent with our historical revenue recognition policies, with day rate accruing each day as the service is performed. We provide rigs and services to Perfomex and Perfomex II for use in their contracts with Opex and Akal, respectively. As of March 31, 2021, the IWS JVs had $335.9 million in receivables from PEMEX, of which $121.3 million were outstanding and $214.6 million were unbilled. As of December 31, 2020, $97.6 million of receivables from PEMEX were outstanding, and $172.0 million were unbilled.
As of March 31, 2021, Opex and Akal have recognized a combined $3.7 million provision related to the potential effect of factoring PEMEX receivables in Mexico. This compares to a provision of $6.3 million, recognized as of December 31, 2020.

Summarized balance sheets, on a 100% basis of the Company's equity method investees are as follows:

	As at March 31, 2021				As at December 31, 2020
In $ millions	Perfomex	Opex	Akal	Perfomex II	Perfomex	Opex	Akal	Perfomex II
Cash	—	25.9	1.0	0.1	0.8	0.2	3.7	0.4
Total current assets	151.8	309.5	137.9	43.2	152.6	220.0	116.5	41.1
Total non-current assets	2.7	—	5.8	2.4	1.8	—	—	1.7
Total assets	154.5	309.5	143.7	45.6	154.4	220.0	116.5	42.8
Total current liabilities	142.6	258.3	145.0	46.1	140.4	207.8	117.6	42.8
Total non current liabilities	—	25.1	—	—	0.7	21.3	2.3	—
Equity	11.9	26.1	(1.3)	(0.5)	13.3	(9.1)	(3.4)	—
Total Liabilities and Equity	154.5	309.5	143.7	45.6	154.4	220.0	116.5	42.8
We have issued a performance guarantee to Opex for the duration of its contract with Pemex. Management have performed a valuation exercise to fair value the guarantee given, utilizing the inferred debt market method and subsequently mapping to a credit score, adjusting for country risk and default probability. We have subsequently recognized a liability for $5.9 million in "Other liabilities" in the Unaudited Consolidated Balance Sheets and added the $5.9 million to the investment in the Opex joint venture.
The following presents our investments in equity method investments as at March 31, 2021:

In $ millions	Perfomex	Opex	Akal	Perfomex II	Borr Total
Balance as at January 1, 2021	48.0	5.2	—	9.5	62.7
Funding provided by / (received from) shareholder loan	(3.3)	—	—	0.2	(3.1)
Income / (loss) on a percentage basis	(0.7)	13.6	3.3	(0.2)	16.0
Balance as at March 31, 2021	44.0	18.8	3.3	9.5	75.6

Note 7 - Other Financial Income / (Expenses), net
Other financial income/(expenses), net is comprised of the following:

	3 months ended March 31, 2021	3 months ended March 31, 2020
(In $ millions)
Foreign exchange (loss)/gain, net	(0.6)	1.7
Other financial expenses (1)	(5.1)	(2.5)
Change in fair value on call spread (2)	—	(2.2)
Loss on forward contracts (2)	—	(26.8)
Total	(5.7)	(29.8)
(1) Other financial expenses includes amortization of deferred finance charges, cost cover and bank charges.
(2) Change in the fair value of the call spread for the three months ended March 31, 2020 relates to the call spread on our convertible bond. The fair value is determined using the Black and Scholes model for option pricing. There was no change in the fair value of the call spread for the three months ended March 31, 2021.
(3) Loss on forward contracts of $26.8 million for the three months ended March 31, 2020 relates to the forward contract to acquire 4.2 million shares in Valaris plc. On April 30, 2020, we purchased our forward contract asset and settled in full our forward contract liability position and took delivery of the shares in Valaris plc which were subsequently sold in 2020.

Note 8 - Taxation
Borr Drilling Limited is a Bermuda company and is not required to pay taxes in Bermuda on ordinary income or capital gains under a tax exemption granted by the Minister of Finance in Bermuda until March 31, 2035. We operate through various subsidiaries in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. For the three months to March 31, 2021, our pre-tax loss is all attributable to foreign jurisdictions except for a $11.7 million loss associated with Bermuda. For the three months to March 31, 2020, our pre-tax loss is all attributable to foreign jurisdictions except for a $44.8 million loss associated with Bermuda.
The change in the effective tax rate from period to period is primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions and methods of taxation in these jurisdictions vary greatly, there is little direct correlation between the income tax provision or benefit and income or loss before taxes. We used a discrete effective tax rate method to calculate income taxes.
Income tax expense is comprised of the following:

	3 months ended March 31, 2021	3 months ended March 31, 2020
(In $ millions)
Current tax	2.6	5.1
Change in deferred tax	(0.3)	1.1
Total	2.3	6.2

The deferred tax assets related to our net operating losses were primarily generated in the United Kingdom and will not expire. We recognize a valuation allowance for deferred tax assets when it is more like than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near term if estimates of future taxable income change.

Note 9 - Loss Per Share
The computation of basic loss per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS does not include the effect of the assumed conversion of potentially dilutive instruments which are 1,160,000 share options outstanding issued to employees and directors as at March 31, 2021, and convertible bonds with a conversion price of $31.7967 for a total of 11,007,442 shares. Due to our current loss-making position and the share price being less than the conversion price of the convertible bonds these are deemed to have an anti-dilutive effect on our EPS.

	3 months ended March 31, 2021	3 months ended March 31, 2020
Basic loss per share	(0.21)	(0.79)
Diluted loss per share	(0.21)	(0.79)

Issued ordinary shares at the end of the period	274,436,351	112,278,065
Weighted average numbers of shares outstanding for the period	256,820,825	110,818,351
There are no share options that would be considered dilutive under the “if converted method” for the three months ended March 31, 2021 and 2020.
Following our equity offering which closed on January 26, 2021 and in accordance with the loan agreement for the Company's $350 million 3.875% Senior Unsecured Convertible Bonds, an adjustment to the conversion price from $32.7743 to $31.7946 per depository receipt listed on Oslo Stock Exchange was triggered.

Note 10 - Expected Credit Losses
The table below sets forth the allowance for credit losses:

	March 31, 2021	December 31, 2020
(In $ millions)
Expected credit loss provision	2.7	3.1
For the three months ended March 31, 2021, the Company recognized an $0.2 million provision for expected credit losses, offset by $0.6 million in recoveries collected from the prior period provision. New provisions and recoveries of previous provisions are recorded in rig operating and maintenance expenses in the Unaudited Consolidated Statement of Operations, as and when they occur.

Note 11 - Other Current Assets
Other current assets are comprised of the following:

	March 31, 2021	December 31, 2020
(In $ millions)
VAT and other tax receivable	6.0	3.7
Other receivables	2.7	6.7
Client rechargeables	2.6	4.2
Deferred financing fee	1.2	1.5
Right-of-use lease asset, current (1)	0.3	0.3
Total	12.8	16.4
(1) The right-of-use lease asset pertains to our office lease.

Note 12 - Jack-Up Rigs

	March 31, 2021	December 31, 2020
(In $ millions)
Opening balance	2,824.6	2,683.3
Additions	2.8	37.4
Transfers from Newbuildings	—	312.7
Depreciation and amortization	(27.9)	(116.0)
Disposals	—	(6.5)
Reclassification to asset held for sale	—	(9.2)
Impairment	—	(77.1)
Total	2,799.5	2,824.6
Depreciation of property, plant and equipment
In addition to the depreciation in the above table, we recorded a depreciation charge of $0.5 million for the three months ended March 31, 2021, and $0.5 million for the three months ended March 31, 2020, related to property, plant and equipment.
Held for sale
The sale of the jack-up drilling rig "Balder" was completed in the three months ended March 31, 2021. Proceeds less selling costs were $4.4 million, of which $3 million was received in 2020. A loss on sale of $0.1 million was recorded on the sale of the rig.
All disposals are within our dayrate segment and part of our business strategy to dispose of older assets.
Impairment
During the period ended March 31, 2021, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our jack-up rig fleet may not be recoverable as of March 31, 2021 and concluded that no such events or changes in circumstances have occurred to warrant a change in the assumptions utilized in the December 31, 2020 impairment tests of our jack-up rigs fleet. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.

Note 13 - Other Non-Current Assets
Other long-term assets are comprised of the following:

	March 31, 2021	December 31, 2020
(In $ millions)
Deferred tax asset	0.8	0.2
Tax refunds	0.4	0.4
Right-of-use lease asset, non-current (1)	1.2	1.3
Total	2.4	1.9
(1) The right-of-use lease asset pertains to our office lease.

Note 14 - Other Current Liabilities
Other current liabilities are comprised of the following:

	March 31, 2021	December 31, 2020
(In $ millions)
VAT and current taxes payable (1)	15.7	9.9
Operating lease liability, current	3.4	3.1
Other current liabilities	2.8	6.2
Accrued payroll and severance	1.5	2.1
Deferred mobilization and contract preparation revenue	0.9	2.6
Other current liabilities	24.3	23.9
(1) VAT and current taxes payable includes value added tax liabilities, withholding tax, payroll tax and other indirect tax related liabilities.

Note 15 - Long-Term Debt
Long-term debt is comprised of the following:

(In $ millions)	Principal Amount
	March 31, 2021	December 31, 2020
Hayfin Term Loan Facility	197.0	195.0
Syndicated Senior Secured Credit Facilities	272.7	270.0
New Bridge Revolving Credit Facility	30.3	30.0
$350m Convertible bonds	350.0	350.0
PPL Delivery Financing	753.3	753.3
Keppel Delivery Financing	259.2	259.2
Total	1,862.5	1,857.5
Back end fee due to PPL and Keppel on Delivery of vessels	42.8	42.8
Effective interest rate adjustments on PPL and Keppel Delivery financing	14.4	13.4
Deferred finance charges	(11.4)	(7.5)
Carrying Value	1,908.3	1,906.2
Carrying amount in the table above includes, where applicable, deferred financing fees and certain interest adjustments to allow for variations in interest payments to be straight lined.
Deferred finance charges increased due to capitalization of extension fees associated with amendments made to the Hayfin Term Loan Facility, the Syndicated Senior Secured Credit Facilities and the New Bridge Revolving Credit Facility, in January 2021, offset by amortization recognized for the three months ended March 31, 2021.
At March 31, 2021 the scheduled maturities of our debt were as follows:

Maturities
(In $ millions)
2021	—
2022	—
2023	1,603.3
2024	—
2025	86.4
2026	172.8
Thereafter	—
Total principal debt	1,862.5

Our loan financing arrangements include our Hayfin Term Loan Facility, Syndicated Senior Secured Credit Facilities, and New Bridge Revolving Facility agreements entered into in June 2019, which collectively provided $745 million in financing, which we used to finance existing loan facilities. We agreed amendments to our secured facilities with our secured lenders in June 2020 and further amendments in January 2021. The key amendments from January 2021 are as follows:

	Hayfin Term Loan Facility	Syndicated Senior Secured Credit Facilities	New Bridge Revolving Credit Facility
Maturity dates	Extended to January 2023	Extended to January 2023	Extended to January 2023
Amortizations	Not applicable	Extended to January 2023	Extended to January 2023
Interest payments	Not amended	Q3 2020 and Q4 2020 interest payments deferred by one year to 2021	Q3 2020 and Q4 2020 interest payments deferred by one year to 2021
Extension fees	1% of total commitments ($1.95 million), added to the loan principal.	1% of total commitments ($2.7 million), added to the loan principal.	1% of total commitments ($0.3 million), added to the loan principal
Covenant terms:
Minimum liquidity requirements	Not amended	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022
Restricted cash requirements	No requirement through to September 2021. From October 1, 2021 - three months interest payments for rigs which are not operating on a contract	Not applicable	Not applicable
Debt service cover ratio	Not applicable	Waived until final maturity	Waived until final maturity
Book to equity ratio 2021	Not applicable	25%	25%
Book to equity ratio 2022	Not applicable	30%	30%
Book to equity ratio 2023	Not applicable	35%	35%
Value to loan ratio (1)	140%	140%	140%
(1) ratio of market values of rig to the aggregate outstanding facility amount and any undrawn uncancelled part of the facility.

In addition, our delivery financing agreements include our PPL Newbuild Financing which was entered into in June 2017 and provides delivery financing for a portion of the purchase price equal to $87.0 million for the nine rigs associated with the financing agreement as well as our Keppel H & V Financing which was entered into in May 2018 and provides delivery financing for a portion of the purchase price equal to $90.9 million for each of the three delivered rigs and $77.7 million for each of the two undelivered rigs. We agreed to amendments to our delivery financing agreements in June 2020 and further amendments in January 2021. The key amendments from January 2021 are as follows:

	PPL Newbuild Financing	Keppel H & V Financing
Interim payments required 2021	$6 million	$6 million
Interim payments required 2022	$12 million	$12 million
Maturity	Date for repayment of the seller's credit on the rigs are amended to May 2023	The loans for the three delivered rigs are extended by one year, until 2025 and 2026
Interest payments	Deferred until March 2023	First interest payment date deferred from third anniversary to May 2023 and second interest payment date deferred to the fourth anniversary of each loan (delivered rigs)
Covenant terms:
Minimum liquidity requirements	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022	Not applicable
Value to loan	Requirement to provide additional security if the value of any rigs fall below $70 million in 2021, $75 million in 2022 or $80 million thereafter	Not amended
Interest
The weighted average interest rate for all our interest-bearing debt, excluding Convertible Bonds, was 4.8% for the three months ended March 31, 2021.

Covenants

As at March 31, 2021, we were in compliance with the covenants and our obligations under our debt agreements.

Note 16 - Commitments and Contingencies
The Company has the following delivery installment commitments as at March 31, 2021:

	March 31, 2021	December 31, 2020
(in $ millions)
Delivery installments for jack-up drilling rigs	621.0	621.0
Back-end fees	9.0	9.0
Total	630.0	630.0
The back-end fee is only payable and will be included as part of the cost price if we choose to accept delivery financing from Keppel. In addition, under the PPL Financing, PPL is entitled to certain fees payable in connection with the increase in the market value of the relevant PPL Rig Owner from October 31, 2017 until the repayment date, less the relevant rig owner's equity cost of ownership of each rig and any interest paid on the delivery financing.
The following table sets forth when our commitments fall due as of March 31, 2021:

(In $ millions)	Less than 1 year	1–3 years	3–5 years	Thereafter	Total
Delivery installments for jack-up rigs	—	621.0	—	—	621.0
In connection with the amendments to our credit arrangements in January 2021, the delivery dates for the three undelivered rigs from Keppel were postponed by one year, until 2023 (see note 15).

The back-end fees are excluded from the maturity table above as they are only payable if we choose to accept the delivery financing from Keppel.

Other commercial commitments
We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Surety bonds and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.
The Company has the following guarantee commitments as at March 31, 2021:

	March 31, 2021	December 31, 2020
(in $ millions)
Surety bonds, bank guarantees and performance bonds (1)	31.2	43.3
Performance guarantee to Opex (2)	5.9	5.9
Total	37.1	49.2
(1) During the three months ended March 31, 2021, the "Frigg" was exported from Nigeria and subsequently the customs bond was cancelled.
(2) We have recognized a liability of $5.9 million for the performance guarantee provided to Opex (see note 6).
As at March 31, 2021, the expected expiration dates of our obligations are as follows:

(In $ millions)	Less than 1 year	1–3 years	3–5 years	Thereafter	Total
Surety bonds and other guarantees	12.2	16.5	2.5	—	31.2
Performance guarantee to Opex	—	5.9	—	—	5.9
Total	12.2	22.4	2.5	—	37.1

Assets pledged as collateral

	March 31, 2021	December 31, 2020
(in $ millions)
Book value of jackup rigs pledged as collateral for long-term debt facilities	2,798.6	2,822.3

Note 17 - Related Party Transactions
a) Transactions with entities over which we have significant influence
We provide three rigs on a bareboat basis to Perfomex to service its contract with Opex and two rigs on a bareboat basis to Perfomex II to service its contract with Akal, all of which are 49% owned join venture companies. Perfomex and Perfomex II provide the jack-up rigs under traditional dayrate and technical services agreements to Opex and Akal. This structure enables Opex and Akal to provide bundled integrated well services to Pemex. The potential revenue earned is fixed under each of the Pemex contracts, while Opex and Akal manage the drilling services related costs on a per well basis. The revenue from these contracts is recognized as "Related party revenue" in the Consolidated Statement of Operations.
We are also obligated, as a 49% shareholder, to fund any capital shortfall in Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholders Agreement (see note 6).

For the three months ended March 31, 2021 and 2020, the management services revenues and bareboat revenues from our related parties consisted of the following:

	3 months ended March 31, 2021	3 months ended March 31, 2020
(In $ millions)
Management Services Revenue - Perfomex	2.2	2.0
Management Services Revenue - Perfomex II	1.1	2.1
Management Services Revenue - Opex	—	0.6
Bareboat Revenue - Perfomex	(3.8)	6.1
Bareboat Revenue - Perfomex II	1.5	—
Total	1.0	10.8
For the three months ended March 31, 2021 and 2020, funding provided to and (received from) our joint ventures consisted of the following:

	3 months ended March 31, 2021	3 months ended March 31, 2020
(In $ millions)
Perfomex	(3.3)	6.0
Perfomex II	0.2	2.8
Total	(3.1)	8.8
As at March 31, 2021 and December 31, 2020, receivable balances with our joint ventures consisted of the following:

	March 31, 2021	December 31, 2020
(in $ millions)
Perfomex	23.0	25.9
Perfomex II	5.4	7.1
Opex	1.9	1.9
Total	30.3	34.9
In addition, we have recognized $5.9 million in "Other liabilities" in the Unaudited Consolidated Balance Sheet as the fair value of the performance guarantee issued by the Company to Opex for the duration of its contract with Pemex (see note 6).

b) Transactions with Other Relates Parties

Revenue / (expenses): The transactions with other related parties for the three months ended March 31, 2021 and 2020 consisted of the following:

	3 months ended March 31, 2021	3 months ended March 31, 2020
(In $ millions)
Magni Partners Limited (1)	(0.4)	—
Golar LNG Limited (2)	(0.1)	—
Schlumberger Limited (3)	—	(1.9)
Total	(0.5)	(1.9)

Payables: The balances with other related parties as of March 31, 2021 and December 31, 2020 consisted of the following:

	March 31, 2021	December 31, 2021
(In $ millions)
Golar LNG (2)	(0.1)	—

(1) Magni Partners Limited ("Magni") is party to a Corporate Services Agreement with the Company pursuant to which it provides strategic advice and assists in sourcing investment opportunities, financing and other such services as the Company wishes to engage, at the Company's option. There is both a fixed and variable element of the agreement, with the fixed cost element representing Magni's fixed costs and any variable element being at the Company's discretion. Mr. Tor Olav Trøim, the Deputy Chairman of our Board, is the sole owner of Magni.

(2) Golar LNG Limited ("Golar LNG") is party to a Management Services and Administrative Agreement with the Company pursuant to which it provides services from Golar LNG's Bermuda Corporate Office. Mr. Tor Olav Trøim, the Deputy Chairman of our Board, is the Chairman of the Board of Golar LNG.

(3) Schlumberger Limited ("Schlumberger") is one of our largest shareholders, holding 5.5% at March 31, 2021. Until his appointment as our Chief Executive Officer, Patrick Schorn, formerly Executive Vice President of Wells at Schlumberger Limited, was a Director on our Board. Following the resignation of Patrick Schorn from Schlumberger on August 31, 2020, Schlumberger ceased to be a related party. We have presented in the table above the expenses incurred for the three months ended March 31, 2020 as during this period Schlumberger was considered a related party.

Balances owing to or from related parties are unsecured, interest-free and intend to be settled in the ordinary course of business.

Note 18 - Fair Value of Financial Instruments
The carrying value and estimated fair value of our cash and financial instruments were as follows:

(In $ millions)		As at March 31, 2021		As at December 31, 2020
	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	1	49.0	49.0	19.2	19.2
Trade receivables	1	24.0	24.0	22.9	22.9
Tax retentions receivable	1	10.5	10.5	10.5	10.5
Other current assets (excluding deferred costs)	1	11.6	11.6	14.9	14.9
Due from related parties	1	30.3	30.3	34.9	34.9
Liabilities
Trade payables	1	12.5	12.5	20.4	20.4
Accruals and other current liabilities	1	77.2	77.2	75.6	75.6
Long-term debt	2	1,651.6	1,908.3	1,609.8	1,906.2
Guarantees issued to equity method investments	3	5.9	5.9	5.9	5.9
Financial instruments included in the Unaudited Consolidated Balance Sheets within ‘Level 1 and 2’ of the fair value hierarchy are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

Included in “Level 1” are cash and cash equivalents, restricted cash, trade receivables, tax retentions receivable, related party receivable, other current assets (excluding prepayments and deferred costs), accrued revenue, trade payables, accruals and other current liabilities. The carrying value of any accounts receivable and payables approximates fair value due to the short time to expected payment or receipt of cash.
Included in “Level 2” is long term debt, which includes the 3.875% convertible bond due 2023 which is the fair value based on level 2 inputs.
Included in "Level 3" is the guarantee issued and recorded within equity method investments (see note 6). The guarantee has been valued utilizing the inferred debt market method and subsequently mapped to an alpha category credit score, adjusting for country risk and default probability.
Assets Measured at Fair Value on a Non-Recurring Basis
At December 31, 2020, the "Balder" was classified as held for sale and sold in February 2021. The Company measured the rig at fair value of $5.0 million on June 30, 2020, which was determined using level 3 inputs based on a combination of an income approach, using projected discounted cash flows an estimated sale or scrap value which require significant judgements.

Note 19 - Common Shares
Authorized share capital

	March 31, 2021	December 31, 2020
(number of shares of $0.05 each)
Authorized shares	290,000,000	238,653,846
On January 11, 2021, our shareholders approved an increase in the Company's authorized share capital of 51,346,154 new common shares of common shares with a nominal value of $0.05 per common share.
Issued and outstanding share capital

	March 31, 2021	December 31, 2020
(number of shares of $0.05 each)
Issued	274,436,351	220,318,704
Treasury shares	909,451	1,459,714
Outstanding	273,526,900	218,858,990
On January 22, 2021, we conducted a private placement of $46 million by issuing 54,117,647 new depository receipts at a subscription price of $0.85 per depository receipt. On January 26, 2021, the January equity offering was settled and the Company's issued share capital was increased by $2.7 million to $13.7 million, divided into 274,436,351 common shares with a nominal value of $0.05 per common share.
On March 18, 2021, the Company issued a total amount of 550,263 treasury shares to Directors relating to 2020 compensation.
As at March 31, 2021, our shares were listed on the Oslo Stock Exchange and the New York Stock Exchange.

Note 20 - Subsequent Events
There are no subsequent events to note.